UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                               Smart & Final, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    831683107
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                                 (CUSIP Number)

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 24, 2000
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             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.




                         (Continued on following pages)

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 831683107                                                  Page 2 of 5


    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Casino USA, Inc.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                                                                       (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

         OO, WC (See Item 3.)

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         California

                              7    SOLE VOTING POWER

                                   16,687,860

    NUMBER OF SHARES          8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                    17,584,060
     EACH REPORTING
        PERSON                9    SOLE DISPOSITIVE POWER
         WITH
                                   16,687,860

                              10   SHARED DISPOSITIVE POWER

                                   17,584,060

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,584,060

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         60.2%

   14    TYPE OF REPORTING PERSON*

         CO

         This Amendment No. 5 (this "Amendment") amends the Schedule 13D dated July 17, 1998, as previously amended (the "Schedule 13D" or "this Statement"), of Casino USA, Inc., a California corporation ("Casino USA"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Smart & Final, Inc., a Delaware corporation (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration.

         As described under Item 4 below, the parent of Casino USA, Casino Guichard-Perrachon, S.A. ("Casino"), through Cuersup S.A., a wholly-owned subsidiary of Casino ("Cuersup"), has acquired in open market purchases 298,700 shares of Common Stock. The aggregate amount of funds utilized to purchase such shares was $2,044,352.67, all of which came from the working capital of Casino.

Item 4.  Purpose of Transaction.


         Casino, which is the parent of Casino USA and indirectly the principal shareholder of the Company, between February 5, 2000 and May 24, 2000 purchased in the open market, through Cuersup, 298,700 shares of Common Stock. The purpose of these purchases was to increase Casino's investment in the Company in view of what Casino believed to be attractive market conditions. Depending on market conditions and other factors it deems relevant, Casino may in the future acquire additional shares of Common Stock in the open market or otherwise.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Casino USA is the beneficial owner of 17,584,060 shares of Common Stock, which represent approximately 60.2% of the shares of Common Stock issued and outstanding (based on 29,186,995 shares of Common Stock outstanding as of May 4, 2000 as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 26, 2000). Casino USA has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 16,687,860 of the shares of Common Stock beneficially owned by it and may be deemed have the shared power to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, 896,200 shares owned by Casino through Cuersup.

         (c) The table below sets forth information with respect to all transactions in shares of Common Stock effected during the last 60 days by Casino USA, or to the best of its knowledge, by Casino, Cuersup or any of the persons identified in Item 1 of the Schedule 13D. Unless otherwise indicated, all such transactions were purchases of shares of Common Stock for cash by Cuersup effected in the open market on the New York Stock Exchange, Inc.

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    Date                      Number of Shares                 Price per Share*
    ----                      ----------------                 ---------------
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March 24, 2000                     1,300                           6.6875
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March 29, 2000                    17,000                           6.9081
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March 30, 2000                     2,100                           6.7500
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March 31, 2000                    15,000                           7.2292
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May 3, 2000                        3,500                           8.1250
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May 4, 2000                        8,500                           8.1875
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May 5, 2000                        8,500                           8.0294
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May 9, 2000                        2,500                           8.2500
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May 10, 2000                         300                           8.125
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May 11, 2000                       2,000                           8.0750
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May 15, 2000                       8,000                           8.2500
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May 16, 2000                       8,000                           8.2500
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May 17, 2000                       2,700                           8.2500
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May 24, 2000                       7,600                           8.0987
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*   Including commissions.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2000

                                        CASINO USA, INC.


                                        By: /s/ Andre Delolmo
                                            -----------------------------
                                            Name:  Andre Delolmo
                                            Title: President